UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
OR
[  ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________.
Commission File Number: 1-10709
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PS BUSINESS PARKS, INC.
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Administrative Committee, as the Plan Administrator, of PS 401(k) Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of PS 401(k) Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2006.
Los Angeles, California
June 25, 2021

PS 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS

	At December 31,
	2020	2019

ASSETS
Investments at fair value	$195,242,945	$172,582,197

Receivables:
Participant contributions	147,540	137,724
Employer contributions	200,118	177,427
Due from broker	33,958	164,773
Total receivables	381,616	479,924
Total assets	195,624,561	173,062,121

LIABILITIES
Due to broker	61,635	116,531
Total liabilities	61,635	116,531

Net assets available for benefits	$195,562,926	$172,945,590

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2020

Additions to (Deductions from) Net Assets Attributed to:

Investment income:
Net appreciation in fair value of investments	$25,399,897
Interest and dividends	2,239,495
27,639,392

Contributions:
Participant	9,031,366
Participant rollovers	920,567
Employer	4,246,696
14,198,629

Benefits paid to participants	(19,150,559)
Administrative expenses	(70,126)

Increase in net assets available for benefits	22,617,336
Net assets available for benefits - beginning of the year	172,945,590
Net assets available for benefits - end of the year	$195,562,926
See accompanying notes.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

1.Description of the Plan
General
The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.
The Company appoints a committee (the “Plan Administrator”) to administer the Plan. At December 31, 2020, the Plan Administrator is comprised of six officers of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”). Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.
Other significant provisions of the Plan are as follows:
Contributions
Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in payroll during the year. Each eligible participant may elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code (the “Code”). Participants may also contribute rollover amounts representing distributions from other qualified benefit or defined contribution plans.
The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document. The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation. The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document. Additional amounts, including profit sharing contributions, may be contributed at the discretion of the Company. No such additional contributions were made in 2020 and 2019.
Vesting
Employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.
Investment Options
Upon enrollment in the Plan, a participant may direct their contributions and holdings in various investment options.
Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities. Effective December 19, 2005, participants no longer had that option. Existing holdings of the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant. Participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion. See Note 5 for disclosure of the remaining holdings in the Company’s securities.
The Plan’s investment options include the Wells Fargo Stable Return Fund N and the WF/BlackRock S&P 500 Index CIT N which are common/collective trust funds. The Wells Fargo Stable Return Fund N seeks to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020
shorter maturity investments. It invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The WF/BlackRock S&P 500 Index CIT N is an index fund that invests in the equity securities of companies that comprise the S&P 500 Index (the “Index”) and seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index. The WF/BlackRock S&P 500 Index CIT N has no redemption restrictions. See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.
The Individually Directed Account is considered a self-directed brokerage account which allows participants access to a broader range of investment choices than that which is offered through the Plan’s menu. Participants with Individually Directed Accounts remain able to acquire and dispose of the Company’s securities at their discretion. At December 31, 2020, the Individually Directed Accounts were primarily invested in money market funds and common equity securities of publicly-traded companies, including those of the Company.
Distributions from the Plan
Distributions of each participant’s vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds $5,000, they may elect to receive a distribution of the vested account balance in a single lump sum payment or they may request an ad-hoc distribution of some or all of their Plan accounts at any time following termination of employment. Ad-Hoc distributions are subject to a $5,000 minimum and limited to one distribution per Plan Year. Additionally, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.
The Plan operationally adopted certain withdrawal provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that were effective for portions of the 2020 Plan Year in order to provide relief to participants affected by COVID-19. The early withdrawal tax was waived for COVID-19 withdrawals up to $100,000 through December 2020. To comply with the CARES Act, the Plan will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect changes made to the Plan.
The Plan operationally adopted certain required minimum distribution provisions of the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) that effective beginning with the 2020 plan year, including not requiring minimum distributions until age 72. Additionally, required minimum distributions beginning in 2020 were delayed by one year, but may still be received at the request of a participant. To comply with the SECURE Act, the Plan will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Plan.
Additionally, the Plan provides for hardship distributions (as defined in the Plan).
2.Summary of Significant Accounting Principles
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 9, 2016, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020
Subsequent to the issuance of the determination letter, the Plan has been restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.
Investment Valuation and Income Recognition
Plan participants’ investments in Company equity securities, mutual funds, and the self-directed brokerage account investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year. Common collective trusts are recorded at fair value based on the net asset value of the investment reported by the Trustee.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date.
Recent Accounting Pronouncements and Guidance
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.  The ASU modifies the disclosure requirements of fair value measurements in ASC 820.  The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted.  An entity may elect to early adopt any removed or modified disclosures upon issuance of this Update and delay the adoption of the additional disclosures until the effective date.  The Plan adopted this ASU as of January 1, 2020, which did not have a material impact on the Plan’s financial statements.
3.Fair Value Measurements
ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Valuation is based on quoted prices in active markets for identical securities.
Level 2 – Valuation is based upon other significant observable inputs.
Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020
The following table sets forth, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2020 and 2019:

		December 31,
	Hierarchy Level	2020	2019
Investments:
Company common and preferred stock	Level 1	$18,439,960	$17,395,055
Mutual funds	Level 1	135,594,596	120,222,653
Self-directed brokerage accounts	Level 1	5,402,356	4,931,527
		159,436,912	142,549,235
Common/collective trusts (a):
Wells Fargo Stable Return Fund N	Not applicable	17,145,380	14,081,212
WF/BlackRock S&P 500 Index CIT N	Not applicable	18,660,653	15,951,750
Total investments		$195,242,945	$172,582,197
(a)In accordance with Subtopic 820-10, these investments are measured at fair value using the net asset value per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
4.Administration Fees
For the year ended December 31, 2020, the Plan paid to the Trustee a portion of the annual participant fee per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $70,126. The Company directly paid for all other Trustee fees and all other expenses related to the Plan, totaling $207,327 for the year ended December 31, 2020.
5.Parties-In-Interest Transactions
The Company is the Plan sponsor as defined by the Plan document. As described more fully under “Investment Options” in Note 1, while participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and participants with Individually Directed Accounts remain able to acquire and dispose of the Company’s securities at their discretion. Plan participants held the following shares in the Company’s securities:

	At December 31, 2020		At December 31, 2019
	Shares	Fair value	Shares	Fair value

Public Storage common shares	73,383	$16,946,302	73,428	$15,637,204
Public Storage preferred shares	4,782	125,097	4,782	121,846
PS Business Parks, Inc. common stock	10,300	1,368,561	9,923	1,636,005
		$18,439,960		$17,395,055
At December 31, 2020 and 2019, Plan participants held $17,145,380 and $14,081,212, respectively, in the Wells Fargo Stable Return Fund N, offered by the Plan’s Trustee. At December 31, 2020 and 2019, Plan participants held $475,291 and $645,609, respectively, in the Wells Fargo Short Term Investment Fund S, offered by the Plan’s Trustee. At December 31, 2020 and 2019, Plan participants held $18,660,653 and $15,951,750, respectively, in the WF/BlackRock S&P 500 Index CIT N, offered by the Plan’s Trustee.
6.Risks and Uncertainties
The Plan provides for investment in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020
at least reasonably possible that changes in the values of investment securities will occur in the near or long term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
7.Concentrations
Investments in the Company’s securities comprised approximately 10% of the Plan’s total investments in both periods as of December 31, 2020 and 2019.
8.Subsequent Events
In 2021, plan management intends to transition the Plan’s trustee from Wells Fargo Bank to Principal Trust Company and the recordkeeper from Wells Fargo Institutional Retirement Trust to Principal Life Insurance Company. In conjunction with the transition, participants will no longer be offered Individually Directed Accounts. Participants with existing Individually Directed Accounts will transition to Charles Schwab & Co, with the ability to trade and sell with existing funds but will not be able to direct new contributions to the account. Additionally, participants with Individually Directed Accounts will no longer be able to acquire the Company’s securities.

SUPPLEMENTAL INFORMATION
SCHEDULE I

PS 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

Employer Identification Number: 95-3551121
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Wells Fargo	Wells Fargo Stable Return Fund N	$17,145,380
*	Wells Fargo	Wells Fargo Short Term Investment Fund S	475,291
*	Wells Fargo	WF/BlackRock S&P 500 Index CIT N	18,660,653
	Eagle Funds	Carillon Eagle Mid Cap Growth Fund/R6	5,748,865
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	3,945,783
	American Funds	EuroPacific Growth Fund/R6	4,693,762
	Fidelity Investments	Fidelity Contrafund	6,357,201
	Fidelity Investments	Fidelity Low Price Stock Fund	3,014,923
	Harbor Funds	Harbor Capital Appreciation Retirement	28,730,868
	The Oakmark Funds	Equity & Income I Fund	37,758,761
	MetWest Funds	Metropolitan West Total Return Bond Fund	4,883,645
	JP Morgan Funds	JP Morgan Value Advantage Fund - R6	3,371,225
	T. Rowe Price	T. Rowe Price Real Estate I Fund	2,729,341
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	8,060,525
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	3,317,542
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	10,008,223
	The Vanguard Group Mutual Funds	Total Bond Market Index Admiral Fund	3,457,499
	The Vanguard Group Mutual Funds	Mid-Cap Index Admiral Fund	4,840,896
	The Vanguard Group Mutual Funds	Small-Cap Index Admiral Fund	2,902,246
	The Vanguard Group Mutual Funds	Total International Stock Market Admiral Fund	1,298,000
*	Public Storage	Company common shares	16,946,302
*	Public Storage	Company preferred shares	125,097
*	PS Business Parks, Inc.	Company common stock	1,368,561
	Individually directed accounts	Various investment securities	5,402,356
	Total		$195,242,945

*    Indicates a party-in-interest of the Plan.
Note: As all Plan investments are participant directed, column (d) providing certain participant-directed transaction cost information is not applicable and has been omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN

Date: June 25, 2021

	By:	/s/ Natalia Johnson
Natalia Johnson
Chairman, Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm. Filed herewith.